
August 2, 2022

<u>Via Email</u>

John J. Mahon, Esp.
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Ste. 800
Washington, D.C. 20005
john.mahon@srz.com

  Re: Poolit Venture Capital Access Fund, Inc.
     Registration Statement on Form N-2
     File No. 811-23811

Dear Mr. Mahon:

  On July 1, 2022, you filed a registration statement on Form N-2 on behalf of Poolit Venture Capital Access Fund, Inc. (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

General

1. We are aware that the Funds have a publicly available App that (1) represents you partner with a multi-trillion dollar investment office to source and diligence your investments; (2) represents your platform will provide investors with liquidity options including a daily secondary market; and (3) includes a community component where investors can interact with one another and the adviser. We have concerns with how the App will operate in a manner consistent with the securities laws and your registration statement, which, among other things, indicates any sales will be limited to accredited investors and not available for sale on a secondary market. Please explain in correspondence the material features and functionality of your App and how its design fits within applicable law and the disclosure in your registration statement.

2. Please fill in all blanks, brackets, and otherwise missing information in a post-effective amendment (e.g., fee table, organization documents, etc.). We may have further comments.

Facing Sheet

3. You state that you have filed the registration statement pursuant to the Investment Company Act of 1940 ("1940 Act") and that shares are not being registered under the Securities Act of 1933 ("Securities Act"). Please omit references to the Securities Act on the facing sheet. *See* Paragraph 1 of "Instructions" in Form N-2.

Page A-3 – Item 3. Fee Table

4. In footnote 2, it is unclear whether the Fund will impose a sales load, currently. If the Fund will not currently charge a sales load, please delete the line item for "Sales Load" and the accompanying footnote, and perhaps include the footnote 2 disclosure elsewhere in the registration statement.

5. In the line item for "Management Fee," please disclose the management fee as a percentage of net assets. The footnote to this line item may disclose the management as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. *See* Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and 2 of Form N-2.

6. Footnote 5 refers to the possibility that the Fund may pursue co-investment venture capital investment opportunities in underlying operating businesses sourced by Underlying Fund Managers. Please clarify that co-investing requires exemptive relief from the Commission and that the Fund may not receive such relief. Please tell us whether the Fund plans to apply for exemptive relief.

Page A-4 – Item 3. Fee Table

7. The last sentence in Footnote 7 refers to the "Investment Advisory Agreement." Please confirm the reference is correct, or perhaps refer instead to the "Administration Agreement" if accurate.

8. Please delete footnotes 8 and 9. The expense limitation agreements do not last for at least one year. *See* Item 3, Instr. 3.e. of Form N-1A.

Page A-4 – Item 3. Expense Example

9. In the last sentence, disclosure states, "While the example assumes reinvestment of all distributions at net asset value, we generally intend that participants in the Fund DRIP during the Offering will receive a number of Shares determined by dividing the total dollar amount of the distribution payable to a participant by a price equal to 100% of the price that shares are sold in the Offering at the closing immediately preceding the distribution payment date." The sentence is lengthy and could create confusion for investors. Please consider replacing the disclosure regarding the DRIP with a cross-reference to such disclosure in the Item 10 section that describes the DRIP (currently page A-55).

Page A-5 – Item 8. General Description of the Registrant

10. In the first paragraph, please state the date of organization of the registrant. *See* Item 8.1. of Form N-2.

11. In the second bullet point, disclosure refers to the possibility that a shareholder may be able to sell his/her shares. But, in the first bullet point, disclosure states that a shareholder should not expect to be able to sell his/her shares. Please reconcile the discrepancy.

12. At the end of the third bullet point, please add, "Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe."

13. Please add the following bullet points, if accurate:

    • The amount of distributions that the Fund may pay, if any, is uncertain.

    • The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

    • An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If an investor pays the maximum aggregate [___]% for sales load and offering expenses, an investor must experience a total return on such investor's net investment of [___]% in order to recover these expenses.

14. In the section titled, "Adviser," please explain who "Poolit" is and briefly describe their history, resources, and experience managing pooled vehicles investing in similar assets and strategies.

Page A-6 – Investment Objective

15. Your disclosure suggests that you will invest significantly in venture capital funds, including funds relying on section 3(c)(1) and 3(c)(7) under the 1940 Act, and that you intend to limit sales to investors who satisfy the accredited investor standard. It is the staff's view that closed-end funds similar to yours should also impose a minimum initial investment requirement of at least $25,000. Please revise to include such a requirement.

16. If the Fund will invest in any funds/fund managers that are affiliates of the Fund or its investment adviser, please disclose any related conflicts of interest.

17. In the ninth line of the second paragraph, disclosure states that the Fund may invest in "other more liquid credit positions." Please specify what these other positions are.

18. In the fourth paragraph, disclosure states that the Fund will invest, "under normal circumstances, at least 80% of the value of our assets in venture capital-related investments, which may include the amount of any uncalled commitments to Underlying Funds. However, we may at any time determine to allocate our assets to asset classes not representative of

venture capital, subject to providing Shareholders with at least 60 days' notice prior to any change in the above-referenced policy."

- Please clarify that the 80% policy is based on net assets plus borrowings for investment purposes consistent with Rule 35d-1 of the 1940 Act.

- In the staff's view, the Fund may not count uncalled commitments towards the 80% policy. Please revise the 80% policy.

- Please confirm the Fund will comply with the 80% policy at all times, including in the initial stages of investment given the description of the Liquidity Portfolio in the second paragraph.

- In the last sentence, please clarify that the 60 days' notice is required to change the Fund's 80% policy (i.e., the Fund may allocate up to 20% of its assets to asset classes not representative of venture capital without affecting the Fund's 80% policy).

19. If foreign/emerging markets investments are a principal investments strategy, please add such disclosure to this section. *See* "Emerging Markets" risk disclosure on page A-11.

Page A-6 – Investment Objective

20. In the last paragraph, disclosure refers to "primaries," "seasoned primaries," and "secondaries." Please explain these terms using clear and concise language.

Page A-7 – Fundamental Investment Policies

21. Please revise the definition of a majority of outstanding voting securities to align with section 2(a) of the 1940 Act.

22. Regarding the sixth and eighth bullet points, please consider adding an explanatory statement after each policy that describes the current 1940 Act limits in order to provide more clarity regarding the Fund's investment limitations.

23. Regarding the seventh bullet point, please consider making a separate bullet point for the second sentence. It is unclear how the sentence relates to the first sentence.

Page A-12 – Currency Risk

24. Please consider whether it is necessary to add a risk regarding the circumstances of Brexit.

Page A-19 – Independence and Discretion of the Board

25. In the first five sentences, disclosure describes the Board's ability to change the Fund's objective and strategies, but does not do so clearly (e.g., there is no reference to the Fund's 80% policy, and the last sentence could cause confusion about which policies require prior notice). Please clarify in a concise manner the changes the Board may make to the Fund's objective and strategies without prior notice, with 60 days' notice, without shareholder approval, etc.

Page A-22 – Regulations Governing Our Operation As a Registered Closed-End Management Investment Company

26. Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page A-25 – Repurchase Risks

27. Please tell us on which provision of the federal securities laws the Fund is relying on for repurchases.

28. Please disclose the timeframe on which an investor can expect to receive the payment of proceeds from a share repurchase. We may have additional comments based on your response.

Page A-25 – Takeover Defense

29. Disclosure describes certain "change of control" provisions in the Charter. Please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions; (iii) whether the voting requirements to change the nature of the company's business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law; and (iv) whether the board of trustees has considered the provisions and determined that they are in the best interest of shareholders.

Page A-26 – Forum Selection

30. Disclosure states that "the forum selection clause included in our Bylaws does not cover claims made by Shareholders pursuant to the securities laws of the United States of America, or any rules or regulations promulgated thereunder." In Part C, disclosure indicates that the Bylaws are to be filed by amendment. Please confirm that the Bylaws explicitly state that the forum selection provision does not apply to claims arising under the federal securities laws. Otherwise, please revise the provision in the Bylaws.

Page A-32 – Trustee Table

31. In the column titled, "Principal Occupation(s) During Past 5 Years," please state the principal business of Coatue Management, The Carlyle Group, Goldman Sachs, and Boston Consulting Group. *See* Item 18.1., Instr. 3 of Form N-2.

Page A-37 – Management Services

32. Please state the general nature of Poolit's business. *See* Item 9.1.b.1 of Form N-2.

Page A-40 – Licensing

33. In the second paragraph, disclosure states, "In the event Meketa is terminated as our Sub-Adviser for any reason, this license agreement will remain in effective for a term of two years from such termination date, and will entitle Meketa to compensation at the higher of the annual Sub-Adviser Management Fee, calculated as of the date of termination and payable quarterly, and $40,000 per quarter. Section 15(a)(3) of the 1940 Act prohibits any person from serving or acting as an investment adviser of a registered investment company, except, among other things, pursuant to a written contract that provides that such contract may be terminated at any time, without the payment of any penalty. Please supplementally explain how the payments to Meketa as described would be consistent with section 15 of the 1940 Act.

Page A-41 – Management Services

34. Please add disclosure about the sub-adviser under Item 9.1.b.1 and 2 of Form N-2. It appears from the paragraph titled, "Licensing," in the section above "Management Services," that Meketa may be the sub-adviser. But, the disclosure in the sub-adviser section does not name the sub-adviser anywhere.

Page A-41 – Item 9.1(c) Portfolio Management

35. In the eighth line of the second paragraph, disclosure states, "For more information regarding the business experience of John Haggerty, Stephen McCourt, Peter Woolley, Ethan Samson, Todd Silverman, Amy Hsiang, and Steven Hartt, each of whom we consider to be a portfolio manager given the investment discretion each holds." Please revise this sentence to tell investors where they may find the information you reference.

Page A-54 – Control Share Acquisition

36. Please consider adding disclosure that addresses the legal uncertainty related to control share act provisions and registered funds (i.e., *Saba Capital CEF Opportunities 1, Ltd. et al. v. Nuveen Floating Rate Income Fund, et al.*, 21-CV-327 (JPO) (U.S. Dist. Court., Southern District of New York) (Feb. 17, 2022).

Page A-57 – Distribution Reinvestment Program

37. Please add disclosure regarding the treatment of partial shares of the Fund's DRIP. *See* Item 10.1.e. of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Page B-2 – Item 17. Investment Objectives and Policies

38. In the second paragraph, disclosure states, "The Fund will not grant more favorable or different management fees, redemption rights or transparency rights in any "side letter" agreement. Please add "or other investment terms" after "transparency rights.""

PART C

Item 34: Undertakings

39. Please add the required undertaking in Item 34.7 or explain why it is not necessary. *See* Items 34.7 of Form N-2 (to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information).

ACCOUNTING COMMENTS

Page A-4 – Item 3. Fee Table

40. Subject to your response to comment #4 and to the extent that the Expense Limitation Agreements ("ELA") are retained, please clarify in disclosure that the Fund may only make repayments to the Adviser if such repayment does not cause the fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap.

41. Staff notes that the recoupment term for the O&O ELA is set at 5 years exceeding the three year term beyond which Staff generally would expect a provision for the liability to repay to be recorded in accordance with GAAP rules (consistent with ASC 450).   Please confirm that in relation to the O&O ELA that the Fund has conducted a FAS 5 analysis, which have been shared with the its auditors, and concluded that recoupments are not probable.

Page A-16 – Valuation of the Fund's Investment Interests

42. The Fund's strategy contemplate investments in Underlying Venture Capital Funds and, as indicated in the Section titled "Valuation of the Fund's Investment Interest" to the extent that the Fund does not receive timely information from the Underlying Funds regarding their valuations, the Fund's ability to accurately calculate its net assets value may be impaired. With a view to enhanced disclosure, please elaborate on the how the fund's valuation procedures ensure that that the Fund values its investments at fair value and provide an explanation of the process and information considered by the valuation committee and/or its designee.

Page A-30 Leverage

43. Please provide the effects of the use of leverage disclosure as required by Item 8.3.a. of Form N-2.

<p style="text-align:center">*   *   *   *   *   *</p>

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please respond to our comments in correspondence filed on EDGAR and in an amendment to the registration statement, as applicable.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or John Kernan, Staff Accountant, at (202) 551-4653.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: John Kernan, Staff Accountant
        Jay Williamson, Branch Chief
        John Lee, Branch Chief
        Andrea O. Magovern, Assistant Director